                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             S C H E D U L E   1 3 G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*




                                TRUEVISION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    897872107
                              -------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                       13G

CUSIP NO.    897872107



1        NAME OF REPORTING PERSON
         S.S OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

                  S SQUARED TECHNOLOGY CORP.  13-3594126

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)      |_|
                                                                    (b)      |_|

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF                  5        SOLE VOTING POWER

 SHARES                             456,175

BENEFICIALLY               6        SHARED VOTING POWER

 OWNED BY                           -0-

   EACH                    7        SOLE DISPOSITIVE POWER

 REPORTING                          456,175

PERSON WITH                8        SHARED DISPOSITIVE POWER

                                    -0-

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  456,175

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                              |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.6%

12       TYPE OF REPORTING PERSON*

                  IA


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                                       13G

Item 1.           Issuer.

                  (a) The name of the issuer is Truevision, Inc., a Delaware corporation (the "Issuer").

                  (b) The address of Issuer's principal executive offices is 2500 Walsh Avenue, Santa Clara, CA 95051.

ITEM 2.           REPORTING PERSON.


                  (a) (b) (c) This report is being filed by S Squared Technology Corp., a Delaware corporation (the "Reporting Person"), which has its principal business office at 515 Madison Avenue, New York, New York 10022.

                  (d) (e) The report covers the Issuer's common stock, no par value. The CUSIP number of the common stock is 897872107.


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or Dealer registered under Section 15 of the
                          Act

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act

                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

                  (d) [ ] Investment Company registered under Section 8 of the
                          Investment Company Act

                  (e) [X] Investment Adviser registered under Section 203 of the
                          Investment Advisers act of 1940

                  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

                  (g) [ ] Parent Holding Company, in accordance with Section
                          240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

                  (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)
                          (H)


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                                       13G

ITEM 4.           OWNERSHIP.


                  (a) (b) As of December 31, 1996, the Reporting Person may be deemed the indirect beneficial owner of 456,175 shares (the "Shares") of the Issuer's common stock.

                  The Shares were directly owned by limited partnerships for which the Reporting Person is the sole general partner and by advisory accounts of the Reporting Person for which it has dispositive power.

                  As of December 31, 1996, the Issuer had outstanding 12,679,000 shares of common stock. Accordingly, the Shares represented approximately 3.6% of the outstanding shares of common stock.

                  (c)     Number of Shares as to which the Reporting Person has:

                             (i) sole power to vote or to direct the vote - 456,175 Shares;

                            (ii)  shared power to vote or to direct the vote -
                                  -0-;

                           (iii) sole power to dispose or to direct the disposition of 456,175 Shares; and

                            (iv) shared power to dispose or to direct the disposition of -0- Shares.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.







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ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.


ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 1997                        S SQUARED TECHNOLOGY CORP.


                                               By: /s/ Seymour Goldblatt
                                                  ------------------------------
                                                         Signature


                                               Seymour Goldblatt, President
                                               ---------------------------------
                                               Name/Title











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